1(650) 320-1804

jeffhartlin@paulhastings.com

79891.00002

April 9, 2015

VIA EDGAR AND OVERNIGHT DELIVERY

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Johnny Gharib, Esq.
Bryan J. Pitko, Esq.
Jeffrey P. Riedler, Esq.
Keira Nakada
Mary Mast

Re:	Viking Therapeutics, Inc.
Amendment No. 4 to Registration Statement on Form S-1
Filed March 2, 2015
File No. 333-197182

Ladies and Gentlemen:

On behalf of Viking Therapeutics, Inc., a Delaware corporation (the “Company”), we submit this letter in response to comments from the staff of the Securities and Exchange Commission (the “Commission”) received by letter from the staff of the Commission (the “Staff”) dated March 27, 2015 (the “March 2015 Letter”) relating to the Company’s Amendment No. 4 (“Amendment No. 4”) to the Registration Statement on Form S-1 (File No. 333-197182) (the “Registration Statement”) filed with the Commission on March 2, 2015. On behalf of the Company, we confirm to you that as of the date of this letter the Company continues to be an emerging growth company, as defined in Section 2(a)(19) of the Securities Act of 1933, as amended.

The Company is concurrently filing via EDGAR Amendment No. 5 to the Registration Statement (“Amendment No. 5”). The Registration Statement has been revised to reflect the Company’s responses to the March 2015 Letter. For the convenience of the Staff, we are providing by overnight delivery a courtesy package that includes three copies of this letter and three copies of Amendment No. 5 marked to show the changes from Amendment No. 4.

In this letter we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response thereto.

U.S. Securities and Exchange Commission

April 9, 2015

Prospectus Summary

Our Product Pipeline, page 4

1.	We note that you have not yet identified product candidates for your EPOR and DGSAT-1 programs focusing on anemia and obesity dyslipidemia, respectively. In light of the early stage of development with respect to these products, please remove them from the pipeline table here and at page 82 of the prospectus.

In response to the Staff’s comment, the Company has revised the disclosure on pages 5 and 80 of Amendment No. 5 to remove the EPOR and DGAT-1 programs focusing on anemia and dyslipidemia, respectively, from the table entitled “Our Product Pipeline”.

2.	We note that your pipeline table includes a column with the heading “future development, licensing opportunities.” Please revise your disclosure with respect to your pipeline to specify which product candidates this statement applies to and how development of these products differs from the other candidates you identify.

In response to the Staff’s comment, the Company has revised the disclosure on pages 5 and 80 of Amendment No. 5 to remove the row with the heading “future development, licensing opportunities”. Additionally, the Company has revised its disclosure in the “Our Product Pipeline” table on each of pages 5 and 80 of Amendment No. 5 to specify the programs that the Company intends to develop further pending sufficient funding.

3.	Please revise your pipeline table to indicate that when you plan to commence Phase 2A trials of VK2809 for Dyslipidemia and NASH. In this regard, we note your disclosure on page 1 that pending sufficient funding, you plan to initiate a Phase 2 trial of VK2809 in hypercholesterolemia in 2015.

In response to the Staff’s comment, the Company has revised the disclosure on pages 5 and 80 of Amendment No. 5 to remove dyslipidemia from the indications in the “Our Product Pipeline” table and to indicate in the “Our Product Pipeline” table that, pending sufficient funding, it intends to commence a Phase 2a trial of VK2809 in 2015 for hypercholesterolemia or NASH.

4.	Please also revise your pipeline table to indicate that initiation of Phase 2B or drug-drug interaction studies for VK0612 are contingent upon your receipt of additional funding.

In response to the Staff’s comment, the Company has revised the disclosure on pages 5 and 80 of Amendment No. 5 to indicate in the “Our Product Pipeline” table that initiation of Phase 2b or drug-drug interaction studies of VK0612 are subject to the Company’s receipt of sufficient additional funding.

U.S. Securities and Exchange Commission

April 9, 2015

Use of Proceeds, page 55

5.	Please revise your use of proceeds discussion to separately allocate the proceeds you intend to use for the development of VK0612, your EPOR program for anemia and the DGAt-1 inhibitor program. Please also indicate how far the proceeds from the offering will you to proceed with respect to the continued development of VK0612.

In response to the Staff’s comment, the Company has revised the disclosure on page 54 of Amendment No. 5 to specify its intended allocation of the estimated proceeds from the offering to fund the continued development of its (i) diabetes program, VK0612, (ii) EPOR program for anemia, and (iii) DGAT-1 inhibitor program for lipid disorders. Additionally, in response to the Staff’s comment, the Company has revised the disclosure on page 54 of Amendment No. 5 to provide the stage of development of VK0612 that it expects to reach using the estimated proceeds from the offering, based upon its current operating plan.

Business, page 80

6.	Please revise your disclosure to indicate when the clinical trials for your product candidates occurred.

In response to the Staff’s comment, the Company has revised the disclosure on pages 83, 84, 90 and 92 of Amendment No. 5 to indicate when the clinical trials for each of VK5211, VK2809 and VK0612 occurred.

7.	Please expand your disclosure in the appropriate part of your Business section to describe the material terms of your collaboration with the Academic Medical Center at the University of Amsterdam with respect to VK2809 and VK0214 including the parties’ rights and obligations, duration of the agreement, termination provisions and any payment provisions.

In response to the Staff’s comment, the Company has revised the disclosure on pages 102 and 103 of Amendment No. 5 to include a description of the material terms of its Research Services Agreement with the Academic Medical Center at the University of Amsterdam, including the rights and obligations of the parties, the duration of the agreement, the termination provisions and the applicable payment obligations.

8.	Please confirm that the research services agreement filed as Exhibit 10.29 reflects your collaboration with Academic Medical Center at the University of Amsterdam. In this respect, we note that the research services agreement includes reference to “statements of work” which outline the rights and obligations of the parties to the agreement and certain payment terms. However, these statements of work do not appear to have been filed with the research services agreement or otherwise filed as an exhibit to the registration statement. Accordingly, please file any such statements of work describing your collaboration with the University of Amsterdam.

In response to the Staff’s comment, the Company has re-filed Exhibit 10.29, the Research Services Agreement with the Academic Medical Center at the University of Amsterdam, to include the sole Statement of Work that has been entered into between the parties under the Research Services Agreement.

U.S. Securities and Exchange Commission

April 9, 2015

The Company advises the Staff that pursuant to a letter submitted to the Commission under separate cover on the date hereof, the Company is requesting confidential treatment of certain provisions contained in Exhibit 10.29 filed with Amendment No. 5.

VK5211: A Selective Androgen Receptor Modulator (SARM) for Hip Fracture, page 83

9.	We note your disclosure that the initial Phase 1 clinical trial for VK5211 reflected statistically significant increases in lean muscle mass. Please disclosure the p-value and what p-value in this context indicates about the statistical significance of your results.

In response to the Staff’s comment, the Company has revised the disclosure on page 81 of Amendment No. 5 to disclose the p-value of the Phase 1 clinical trial for VK5211 and what the p-value of this clinical trial indicates about the statistical significance of the results of the trial.

Principal Stockholders, page 146

10.	Please update your principal stockholder table so that it is as of the most recent practicable date.

In response to the Staff’s comment, the Company has revised the disclosure on pages 147, 148 and 149 of Amendment No. 5 to reflect the beneficial ownership of the Company’s executive officers, directors and greater than 5% stockholders as of March 31, 2015, the most recent practicable date.

*****

Please direct your questions or comments regarding the responses or Amendment No. 5 to the undersigned at (650) 320-1804; jeffhartlin@paulhastings.com.

Thank you for your assistance.

Very truly yours,

/s/ Jeffrey T. Hartlin
Jeffrey T. Hartlin of PAUL HASTINGS LLP

cc:	Brian Lian, Ph.D., Viking Therapeutics, Inc.